UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  June 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Disposal - 18 June, 2007


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                                                          18th June 2007


                                  BARCLAYS PLC

                Barclays and HDFC to sell interest in Intelenet

Barclays Bank PLC ("Barclays") and Housing Development Finance Corporation Ltd ("HDFC") are pleased to announce that they have agreed to sell their entire shareholding in Intelenet Global Services Pvt Ltd ("Intelenet"), an India-based business process outsourcing ("BPO") operation, to SKR BPO Services Ltd ("SKR"). SKR is jointly owned by the management of Intelenet and Blackstone GVP Capital Partners Mauritius V-B Ltd, a member of the Blackstone Capital Partners group, a leading global private equity investor.

Intelenet provides business processing services to a variety of local and international customers. Intelenet is a 50/50 joint venture between Barclays and HDFC which was established in 2004. It has gross assets of US$107 million.

Following the conclusion of the transaction, Intelenet will continue to provide services to Barclays in relation to certain processes currently offshored to India. Intelenet has also agreed to assist Barclays in establishing a wholly owned BPO operation in India which will serve Barclays incremental offshoring requirements going forward.

David Skillen, Global Operations Principal, Barclays said: "We are pleased that we have sold our stake to the Intelenet management. We look forward to working with them to establish our BPO operation in India and in the continued provision of services to Barclays."

Renu S Kamad, Executive Director, HDFC said: "HDFC launched Intelenet at a time when the BPO sector was developing rapidly. We are happy to have been associated with Intelenet in its journey towards growth and leadership in the BPO industry. The BPO business today needs more focus and we believe that the new arrangement would provide the right impetus. We see the development as a win-win for all of us. We wish the management of Intelenet all success."

                                    - ENDS -

For further information please contact:

Barclays
Investor Relations Media Relations
Mark Merson/James S Johnson              Alistair Smith/Laura Vergani
+44 (0) 20 7116 5752/2927                +44 (0) 20 7116 6132/8335

HDFC
Mahesh Shah
+91 22 6631 6410


About Barclays
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 50 countries and employing 123,000 people, we move, lend, invest and protect money for over 27 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses.

UK Banking delivers banking products and services to over 14 million retail customers and 780,000 businesses in the UK.

Barclaycard is one of the leading credit card businesses in Europe, and has 9.8 million UK customers and 6.4 million international cards in issue.

Barclays International Retail and Commercial Banking operations have over 2 million international clients, in geographies which currently include France, Spain, Portugal, Italy, India, Africa and the Middle East. Absa has an additional 8.3 million retail customers in South Africa.

Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Global Investors is one of the world's largest asset managers and a leading provider of investment management products and services. Total assets under management at 31st December 2006 were $1.8 trillion.

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services. At 31st December 2006, total client assets were GBP93.0 billion.

About HDFC
Incorporated in 1977, HDFC the pioneer of housing finance in India has assisted more than 3 million families to own a home of their own, through housing loans approvals of over Rs.1,450 billion.

HDFC has been described as a model housing finance company for developing countries with nascent housing finance markets. It has provided technical assistance in Bangladesh, Sri Lanka and Egypt and has undertaken consultancy assignments in various countries across Asia, Africa and East Europe.

It has been recognized among India's Best Managed Companies and today has emerged as a financial conglomerate by promoting a bank, insurance company (for life and general), an asset management company, a realty company, a credit bureau, and a real estate venture capital company. The HDFC group has an asset base of over Rs 1,700 billion and a customer base of over 15 million.

HDFC has a market capitalisation of over USD 11 billion. Foreign Equity Holding in HDFC is at 80%.

Disclaimer
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 18, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: June 18, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary